Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 18 – Global Incorporated

Subject Company: Corporate Property Associates 18 – Global Incorporated

Commission File Number: 000-54970

Dear CPA®:18 – Global Stockholder,

On July 26, 2022, Corporate Property Associates 18 – Global (“CPA®:18 – Global”) will hold a Special Meeting of Stockholders to allow stockholders to vote on the proposed merger with W. P. Carey Inc. (“W. P. Carey”). The proposed merger will create liquidity for CPA®:18 – Global stockholders, in the form of cash and the receipt of shares of W. P. Carey (NYSE: WPC), providing the opportunity to continue your investment in a similar company, receiving income in the form of quarterly dividends and participating in the potential upside of a leading publicly traded REIT.

Our ability to close the merger and deliver the expected benefits described in the Proxy Statement/Prospectus is dependent on stockholder approval. Your vote for this meeting is extremely important, regardless of the number of shares you own. If you do not vote, the effect will be the same as voting AGAINST the merger, as described in proxy materials. The CPA®:18 – Global Board of Directors recommends voting FOR the approval of the merger. Please vote FOR the approval of the merger by phone at 1-800-690-6903, on the internet at www.proxyvote.com, or return your proxy card by mail today.

I encourage you to review the proxy materials carefully and vote your shares using one of the methods described below. Your prompt response will help us meet stockholder approval requirements before the meeting, thereby reducing the risk of postponement. If you have any questions about the proposed merger, or if you need assistance with voting, please contact Broadridge Investor Communications Solutions, Inc. at 1-877-777-5613.

With best regards,

Jason E. Fox

Chief Executive Officer

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 |

Internet 1. Go to www.proxyvote.com 2 .. Please have your proxy card/voting instruction form available 3. Follow the simple instructions

QR Code 1. Go to www.proxyvote.com 2. Please have your proxy card/voting instruction form available 3. Follow the simple instructions

Telephone Call toll free 1-800-690-6903 There is no charge for this call; please have your proxy card/voting instruction form in hand.

Mail Please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope. If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the proposed merger.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, among other things, statements regarding intent, belief or expectations of CPA®:18 – Global and generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “assume,” “outlook,” “seek,” “forecast,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the benefits of the proposed merger, annualized dividends, funds from operations coverage, integration plans and expected synergies, the expected benefits of the proposed merger, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed merger.

These statements are based on current expectations. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward- looking statements. Other unknown or unpredictable risks or uncertainties, like the risks related to the effects of pandemics and global outbreaks of contagious diseases (such as the current COVID-19 pandemic) or the fear of such outbreaks, could also have material adverse effects on our business, financial condition, liquidity, results of operations, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on some of these factors are contained in CPA®:18 – Global’s and W. P. Carey’s filings with the SEC and are available at the SEC’s website at http:// www.sec.gov, including, but not limited to, Part I, Item 1A. Risk Factors in each company’s Annual Report on Form 10-K for the year ended December 31, 2021 and Part II, Item 1A. Risk Factors in each company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the Proxy Statement/Prospectus that is included in the Registration Statement on Form S-4 filed by W. P. Carey with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Readers are cautioned not to place undue reliance on these forward- looking statements as a prediction of future results, which speak only as of the date of this communication, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:18 – Global does not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Proxy Statement/Prospectus.

WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:18 – GLOBAL AND W. P. CAREY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CPA®:18 – GLOBAL, W. P. CAREY AND THE PROPOSED TRANSACTIONS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http:// www.sec.gov). In addition, these materials are also available free of charge by accessing CPA®:18 – Global’s website (http:// www. cpa18global.com) or by accessing W. P. Carey’s website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by CPA®:18 – Global or W. P. Carey with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on March 28, 2022 in connection with its 2022 annual meeting of stockholders, and information regarding CPA®:18 – Global’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC by CPA®:18 – Global on February 25, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement/Prospectus, relevant materials filed by W. P. Carey on April 25, 2022, and other relevant materials filed with the SEC.

A W. P. Carey Inc. Managed Program One Manhattan West | 395 9th Avenue, 58th Floor, New York, NY 10001 | P. 212-492-1100 | F. 212-492-8922 |